October 21, 2004


Via Facsimile (616) 752-2500 and U.S. Mail

Mark Spitzley
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

RE:	Southern Michigan Bancorp, Inc.
	Schedule 13E-3 filed September 3, 2004, as amended
	File no. 2-78178

	Preliminary Schedule 14A filed September 3, 2004, as amended
	File no. 0-9219

Dear Mr. Spitzley

We have the following comments on the above-referenced filings. The defined terms we use here have the same meaning as in the proxy statement, unless otherwise indicated.

Schedule 14A

1. We note your response to prior comment 1. Delete the language "to the extent relevant" from your Schedule 13E-3 and Schedule 14A. In the alternative, revise the disclosure to explain, in detail, the limitation to SMBs adoption to the analyses of the other filing persons. We may have further comments.

2. Consider prior comment 20 and your response. In that comment, we asked whether the Board had considered any other methods for reducing expenses besides going private, and if so, why it elected to go private instead of reducing expenses by other means. Your response (at the bottom of page 16 of the revised proxy statement) does not seem to address that question. Please revise to clarify.

3.We note your response to prior comment 34. The report prepared by Austin and Associates LLC appears to be a report, opinion or appraisal within the meaning of Item 1015 of Regulation M-A. See Charles L. Ephraim (September 30, 1987) and In Re Myers Parking System, Inc., Exchange Act Release No. 26069 (September 12, 1988). As such it should be described in the proxy statement, and filed as an exhibit to the
Schedule 13E-3. In addition, your disclosure should be expanded to provide all of the disclosure about Austin and Associates required by
Item 1015(b).

4. Refer again to comment 34. With respect to the Directors Reports submitted supplementally for our review, you must consider whether those reports contained non-public financial forecasts and/or projections used by the fairness advisor in assessing the fairness of this proposed transaction. To the extent that this is the case, all or portions of those materials must be disclosed.

5. With respect to both the Austin and Associates report and the disclosure in the Directors` Reports, disclose and quantify the material assumptions underlying the reports, including those supporting any projections or financial forecasts.

6.We note your statement on the bottom of page 16 that you rely upon the "assessment" of the audit committee. Please revise your disclosure to explicitly state the factors that the audit committee considered in making their assessment.

7. We refer to the first paragraph on page 24 where you state that "the forecasts should not be relied upon . . ." While you may caution investors not to place undue reliance on the forecasts and may alert them to uncertainties associated with them, you may not tell them that they cannot be relied upon. Please revise as appropriate.

Closing Information

Please revise the proxy statement and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised materials made in response to comments or otherwise. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.


Direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638 or email at PressmanM@sec.gov. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,




								Michael Pressman
								Office of Mergers and
								Acquisitions